U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2



   Certificate  of  Accounting of Securities  and Similar  Investments  in the
                 Custody of Management Investment Companies



                    Pursuant to Rule 17f-2 (17 CFR 270.17f-2)



Date examination completed:  October 31, 1997



1.    Investment Company Act File Number                811-6259


2.    State Identification Number:                      NE


3.    Exact number of investment company as
      specified in registration statement:              5


4.    Address of principal executive office:            Stratus Fund, Inc.
                                                        200 Centre Terrace
                                                        1225 L Street
                                                        Lincoln, NE  68508




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INDEPENDENT ACCOUNTANT'S REPORT


Board of Directors
Stratus Fund, Inc.
Lincoln, Nebraska

We are the auditors of Stratus Fund, Inc. (the Fund). Union Bank & Trust Company (Union Bank), a related entity, is custodian of the Fund and the Fund is therefore subject to the provisions of Rule 17f-2 under the Investment Company Act of 1940. Accordingly, we have, without prior notice to the Fund or Union Bank, accounted for the Fund's investment securities held by Union Bank as of the close of business on October 31, 1997. It is understood that this report is solely for the use of management and for the information of the Securities and Exchange Commission and should not be used for any other purpose.

Union Bank, in addition to acting as custodian for the Fund, is custodian for other customers. Agents of Union Bank hold, or account for by book entry, securities which are the responsibility of Union Bank through custodian or trust arrangements. Securities held by agents of Union Bank, while identified by such agents as being deposited by Union Bank, cannot be identified by such agents as to the specific customers of Union Bank who have securities included in such deposits.

Union Bank represented to us that the securities owned by the Fund on October 31, 1997 were held for the account of Union Bank by Fifth Third Bank, or, in the case of Fund investments in other registered investment companies, by the investment company. We obtained confirmations from Fifth Third Bank, other registered investment companies, and brokers relative to pending trades of the securities held for the account of the Fund as of October 31, 1997. We reviewed Union Bank's reconciliation of the securities confirmations to Union Bank's internal records, identifying securities held by Fifth Third Bank or other registered investment companies as part of Union Bank's aggregate security position. We also reviewed Union Bank's records which show the owners of the securities held by Fifth Third Bank or other registered investment companies for the account of Union Bank at October 31, 1997. We determined that securities, identified by such records as the property of the Fund, were in agreement with the Fund's records of securities owned at October 31, 1997. We also agreed an analysis of portfolio transactions recorded subsequent to June 30, 1997 in the investment accounts to supporting records and verified a sample of portfolio security transactions to supporting records and documentation.

Because the above procedures were not sufficient to constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above as of the date indicated. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we made an audit of the financial statements of the Fund in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to the financial statements of the Fund, taken as a whole for any date or period.





Deloitte & Touche, LLP
Lincoln, Nebraska
November 17, 1997